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                                                                   EXHIBIT 12.01



               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (in thousands, except ratio data)


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                                                               FISCAL YEARS ENDED SEPTEMBER 30,
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                                           2002            2001              2000           1999             1998


Loss before income taxes                $(255,653)      $(317,305)       $ (65,339)      $(13,269)       $ (42,202)
and minority interests

Fixed charges:

Interest expense                            4,227              --               --             --               --
Appropriated portion of rent expense        2,360           1,617              411            550              695
representative of interest

Preferred dividend requirement                 --              --               --             --               --

Total fixed charges                     $   6,587       $   1,617        $     411       $    550        $     695
                                        ============================================================================


Loss before income taxes                $(249,066)      $(315,668)       $ (64,928)      $(12,719)       $ (41,507)
and other fixed charges

Ratio of earnings to fixed charges        (1)              (2)                (3)            (4)              (5)

(1) As a result of the net loss incurred in fiscal 2002, the Company was unable to fully cover fixed charges. The amount of such deficiency in fiscal 2002 was approximately $256 million.

(2) As a result of the net loss incurred in fiscal 2001, the Company was unable to fully cover fixed charges. The amount of such deficiency in fiscal 2001 was approximately $317 million.

(3) As a result of the net loss incurred in fiscal 2000, the Company was unable to fully cover fixed charges. The amount of such deficiency in fiscal 2000 was approximately $65 million.

(4) As a result of the net loss incurred in fiscal 1999, the Company was unable to fully cover fixed charges. The amount of such deficiency in fiscal 1999 was approximately $13 million.

(5) As a result of the net loss incurred in fiscal 1998, the Company was unable to fully cover fixed charges. The amount of such deficiency in fiscal 1998 was approximately $42 million.